UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YONGYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

Zhong Xingmei Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong +(852) 2572 3986	Wu Zishen c/o Yongye International, Inc. Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District Beijing, People’s Republic of China +(86) 10 8232 8866

With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Full Alliance International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,657,704
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,657,704
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X][1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%[2]
14.	TYPE OF REPORTING PERSON CO

1	Excludes 555,000 shares of Company Common Stock beneficially owned by Mr. Wu, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 8,814,632 shares of Company Common Stock beneficially owned by MSPEA.
2	Percentage calculated based on 57,371,805 shares of Common Stock outstanding on a fully-diluted basis as of August 7, 2013, as set forth in the Issuer’s Form 10-Q dated August 9, 2013.

3

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Zhong Xingmei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,657,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,657,704
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X][1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%[2]
14.	TYPE OF REPORTING PERSON IN

1	Excludes 555,000 shares of Company Common Stock beneficially owned by Mr. Wu, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 8,814,632 shares of Company Common Stock beneficially owned by MSPEA.
2	Percentage calculated based on 57,371,805 shares of Common Stock outstanding on a fully-diluted basis as of August 7, 2013, as set forth in the Issuer’s Form 10-Q dated August 9, 2013.

4

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Wu Zishen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 555,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 555,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X][1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%[2]
14.	TYPE OF REPORTING PERSON IN

1	Excludes 7,657,704 shares of Company Common Stock beneficially owned by Full Alliance and Ms. Zhong, 2,030,000 shares of Company Common Stock beneficially owned by Prosper Sino Development Limited, and 8,814,632 shares of Company Common Stock beneficially owned by MSPEA.
2	Percentage calculated based on 57,371,805 shares of Common Stock outstanding on a fully-diluted basis as of August 7, 2013, as set forth in the Issuer’s Form 10-Q dated August 9, 2013.

5

This amendment No. 4 (“Amendment No. 4”) relates to the common stock, par value $0.001 per share (the “Company Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Company” or the “Issuer”).  This Amendment No. 4 is being filed jointly by Full Alliance International Limited (“Full Alliance”), Zhong Xingmei (“Ms. Zhong”), and Wu Zishen (“Mr. Wu,” together with Full Alliance and Ms. Zhong, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2012 (as amended by amendment No. 1 to the Schedule 13D filed on December 28, 2012, amendment No. 2 to the Schedule 13D filed on May 16, 2013, and amendment No. 3 to the Schedule 13D filed on September 24, 2013, the “Schedule 13D”). Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 9, 2013, Parent repaid the US$99 million bridge loan previously extended by CDB on December 26, 2012 to Parent with the proceeds of the loan itself, which have remained on deposit with CDB since the drawdown of the loan.  On October 4, 2013, Mr. Zishen Wu made available a term loan in an aggregate amount of US$625,650 to Parent for the payment of the interest under the US$99 million bridge loan, on the terms and conditions in a loan agreement (the “October 2013 Chairman Loan Agreement”) dated October 12, 2013.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions in Item 3 herein of the October 2013 Chairman Loan Agreement are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01: Joint Filing Agreement by and among the Reporting Persons, dated as of October 15, 2012 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on October 16, 2012).

6

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2013

ZHONG XINGMEI

/s/ Zhong Xingmei

Name: Zhong Xingmei

FULL ALLIANCE INTERNATIONAL LIMITED

By: /s/ Zhong Xingmei

Name: Zhong Xingmei

Title: Director

WU ZISHEN

/s/ Wu Zishen

Name: Wu Zishen

[Signature Page to 13D/A]